December 9, 2025

Wajid Ali
Chief Financial Officer
Lumentum Holdings Inc.
1001 Ridder Park Drive
San Jose, California 95131

       Re: Lumentum Holdings Inc.
           Form 10-K for the Fiscal Year Ended June 28, 2025
           Filed August 19, 2025
           File No. 001-36861
Dear Wajid Ali:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing